ISSUED ON BEHALF OF RELX PLC

Results of Annual General Meeting 2017

The Annual General Meeting of RELX PLC was held on Thursday 20 April 2017.

The table below shows the results of the poll on all 22 resolutions. Each shareholder present in person, or by proxy, was entitled to one vote per share held.

	Resolution	For	% votes cast For	Against	%	Total votes cast	% of issued capital	Withheld
					votes cast Against	(excluding votes	voted (excluding
						withheld)	Treasury shares)
1.	Receive the 2016 Annual Report	830,547,636	98.84	9,761,612	1.16	840,309,248	78.11	17,256,319

2.	Approve Remuneration Policy Report	788,804,530	94.95	41,992,841	5.05	830,797,371	77.23	26,762,399

	Approve amendments to Long-term Incentive	3.	Plan	787,817,896	94.61	44,903,327	5.39	832,721,223	77.41	24,841,362

4.	Approve Annual Remuneration Report	772,674,562	92.88	59,274,998	7.12	831,949,560	77.33	25,619,005

5.	Declaration of 2016 final dividend	855,582,171	100.00	10,042	0.00	855,592,213	79.53	1,976,354

6.	Re-appointment of auditors	854,758,131	99.68	2,734,127	0.32	857,492,258	79.71	73,339

7.	Auditors’ remuneration	855,405,372	99.76	2,074,762	0.24	857,480,134	79.71	85,463

8.	Re-elect Erik Engstrom as a Director	856,049,976	99.83	1,438,886	0.17	857,488,862	79.71	78,215

9.	Re-elect Anthony Habgood as a Director	845,833,440	98.70	11,098,157	1.30	856,931,597	79.66	635,480

10.	Re-elect Wolfhart Hauser as a Director	849,491,616	99.07	7,998,069	0.93	857,489,685	79.71	75,912

11.	Re-elect Adrian Hennah as a Director	856,101,776	99.84	1,383,301	0.16	857,485,077	79.71	79,871

12.	Re-elect Marike van Lier Lels as a Director	856,385,823	99.87	1,102,513	0.13	857,488,336	79.71	75,732

13.	Re-elect Nick Luff as a Director	856,031,403	99.83	1,457,467	0.17	857,488,870	79.71	76,727

14.	Re-elect Robert MacLeod as a Director	851,321,369	99.28	6,166,753	0.72	857,488,122	79.71	77,373

15.	Re-elect Carol Mills as a Director	853,040,495	99.48	4,442,453	0.52	857,482,948	79.71	82,649

16.	Re-elect Linda Sanford as a Director	856,874,177	99.93	614,996	0.07	857,489,173	79.71	75,129

17.	Re-elect Ben van der Veer as a Director	855,895,453	99.86	1,169,965	0.14	857,065,418	79.67	500,179

18.	Authority to allot shares	818,896,440	96.29	31,562,511	3.71	850,458,951	79.05	7,106,315

19.	Disapplication of pre-emption rights	851,394,476	99.49	4,360,445	0.51	855,754,921	79.55	1,812,039

	Additional disapplication of pre-emption	20.	rights	819,260,486	95.74	36,483,247	4.26	855,743,733	79.55	1,820,949

21.	Authority to purchase own shares	845,188,798	98.61	11,915,585	1.39	857,104,383	79.67	461,181

22.	Notice period for general meetings	796,635,012	93.30	57,172,793	6.70	853,807,805	79.37	3,757,760

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 19 to 22 are Special Resolutions.

4.	At the close of business on Tuesday 18 April 2017 the total number of ordinary shares in issue, excluding Treasury shares, was 1,075,787,287

5.	The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company’s website at www.relx.com.

6. As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at http://www.hemscott.com/nsm.do.